SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ------------------


                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)



                               Kasper A.S.L. Ltd.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    80386U109
-------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  June 5, 1997
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



         Check the  appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ] Rule 13d-1(b)

                  [ ] Rule 13d-1(c)

                  |X| Rule 13d-1(d)

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   80386U109                 13G                      Page 2 of 5 Pages
---------------------


1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                ING Equity Partners, L.P. I


2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [  ]
                                                                 (b) [  ]


3.    SEC USE ONLY


4.    CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware

  NUMBER OF        5.   SOLE VOTING POWER             617,638
   SHARES
 BENEFICIALLY      6.   SHARED VOTING POWER           0
   OWNED BY
    EACH           7.   SOLE DISPOSITIVE POWER        617,638
  REPORTING
 PERSON WITH       8.   SHARED DISPOSITIVE POWER      0


9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                617,638


10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       CERTAIN SHARES*                                               [  ]


11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                9.1%


12.    TYPE OF REPORTING PERSON*
                PN




                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




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                                                               Page 3 of 5 pages

Item 1.

     (a)  Name of Issuer: Kasper A.S.L. Ltd. (formerly Sassco Fashions, Ltd.)

     (b) Address of Issuer's Principal Executive Offices: 77 Metro Way, Secaucus, New Jersey, 07094

Item 2.

     (a) Name of Person Filing: This Statement on Schedule 13G is being filed by ING Equity Partners, L.P. I (the "Reporting Person").

     (b) Address of Principal Business Office: The principal business address of the Reporting Person is 135 East 57th Street, New York, New York 10022-2101.

     (c) Citizenship: The Reporting Person was organized under the laws of the State of Delaware.

     (d) Title of Class of Securities: common stock, $.01 par value per share (the "Common Stock").

     (e)  CUSIP Number: 80386U109

Item 3.

         Not applicable.

Item 4.  Ownership

     (a)  Amount Beneficially Owned: 617,638 shares of Common Stock.

     (b) Percent of Class: 9.1% (based on 6,800,000 shares of Common Stock reported outstanding as of August 14, 1998).

     (c)  Number of shares as to which such person has:

          (i)    sole power to vote or to direct the vote: 617,638

          (ii)   shared power to vote or to direct the vote:  0

          (iii)  sole power to dispose or to direct the disposition of: 617,638



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                                                               Page 4 of 5 pages


          (iv)     shared power to dispose or to direct the disposition of:  0


Item 5.  Ownership of Five Percent or Less of a Class

         Not applicable.

Item 6.  Ownership of Five Percent or Less of a Class

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not applicable.

Item 8.  Identification and Classification of Members of the Group

         Not applicable.

Item 9.  Notice of Dissolution

         Not applicable.

Item 10.  Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                                               Page 5 of 5 pages
                                    SIGNATURE




         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.




Date: November 24, 1998


                                                 ING EQUITY PARTNERS, L.P. I


                                                 By: /s/   Olivier Trouveroy
                                                    --------------------------
                                                    Name:  Olivier Trouveroy
                                                    Title: Managing Partner